United States Cellular Corporation 8401 W. Bryn Mawr, Suite 700 Chicago, IL 60631 773-399-8900
September 29, 2006 Mr. Larry Spirgel Assistant Director Securities and Exchange Commission 450 Fifth St., N.W. Mail Stop 4-7 Washington, DC 20549

RE:	United States Cellular Corporation Form 10-K for the Year ended December 31, 2005 Filed July 28, 2006 Form 10-Q for the Quarterly Period ended March 31, 2006 Filed August 25, 2006 File No. 1-09712

Dear Mr. Spirgel:

        We have received your letter dated September 15, 2006 relating to the above referenced filings. This letter is to advise you that we are currently preparing a response to your letter and will seek to respond fully no later than October 13, 2006. The company requires additional time to respond for the following reasons. The company recently restated its financial statements for the quarterly period ended June 30, 2005 and several prior periods, which has resulted in delayed filings with the SEC. The company is currently working to complete and file its delayed Form 10-Q for the quarterly period ended June 30, 2006, including incorporating the staff's comments in that filing. The company is taking due care in trying to properly complete this Form 10-Q and fully respond to the staff's comments. Also, the company's response to the staff's comments needs to be reviewed by the company's independent registered public accounting firm and board of directors audit committee, which requires additional time. Under an extension of its listing from the American Stock Exchange, the company must be current in its SEC filings on or prior to November 14, 2006. In order to be able to file its Form 10-Q for the quarter ended September 30, 2006 by November 14, 2006, the company must complete and file its Form 10-Q for the quarter ended June 30, 2006 in early October. In addition, this would need to be filed by October 9, 2006 in order to avoid the need to seek an extension of waivers of defaults under the company's revolving credit agreement. Accordingly, the company is seeking to try to complete the filing of its Form 10-Q for the quarterly period ended June 30, 2006 as soon as possible, while considering the staff's comments. In the interim, please contact me (773-399-8903) if you have any additional questions or comments relating to this matter.

Yours truly,
United States Cellular Corporation

/s/ Kenneth R. Meyers

Kenneth R. Meyers Executive Vice President, Chief Financial Officer and Treasurer